SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of July, 1999


                      Bonso Electronics International Inc.
                      ------------------------------------
                 (Translation of Registrant's name into English)


    Flat A-D, 8th Floor, Universal Industrial Centre, 23-25 Shan Mei Street,
                        Fo Tan, Shatin, N.T., Hong Kong
                        -------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F  X         Form 40-F ___


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes _____            No  X

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               BONSO ELECTRONICS INTERNATIONAL INC. NEWS RELEASE
- --------------------------------------------------------------------------------
Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25, Shan Mei Street                                            George O'Leary
Fo Tan, Shatin, N.T.                                           1919 Yacht Loinia
Hong Kong                                            Newport Beach, CA 92660 USA
                                                       Telephone: (949) 760-9611
                                                       Facsimile: (949) 760-9607




                      BONSO ELECTRONICS INTERNATIONAL INC.
                        ANNOUNCES FISCAL YEAR END RESULTS


HONG  KONG  ....  July 23,  1999.  Bonso  Electronics  International  Inc.  (the
"Company") (NASDAQ: BNSO and BNSOW) announced that it has scheduled two analyst trips to its facilities in Hong Kong and China.

The first trip is scheduled for July 26 through July 28; the second will take place in mid-August. Any analyst or investor who is interested in touring the Company's manufacturing facilities in Shenzhen, China, and its executive offices in Hong Kong should contact the Company at 852/2605-5822 for further details.

Bonso Electronics designs, develops, manufactures and sells a comprehensive line of electronic scales and weighing instruments and electronic consumer and health products. The Company manufactures all of its products in the People's Republic of China. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health products include electronic thermometers and blood pressure meters.

               BONSO ELECTRONICS INTERNATIONAL INC. NEWS RELEASE
- --------------------------------------------------------------------------------
Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25, Shan Mei Street                                            George O'Leary
Fo Tan, Shatin, N.T.                                           1919 Yacht Loinia
Hong Kong                                            Newport Beach, CA 92660 USA
Email address: info@bonso.com                          Telephone: (714) 760-9611
                                                       Facsimile: (714) 760-9607


                      BONSO ELECTRONICS INTERNATIONAL INC.
                    ANNOUNCES FIRST QUARTER FINANCIAL RESULTS


HONG  KONG  ....July  27,  1999.  Bonso  Electronics   International  Inc.  (the
"Company") (NASDAQ: BNSO and BNSOW) reports that revenue for the first quarter ended June 30, 1999, increased 2.7% to $4,340K as compared to revenue of $4,226K in the corresponding quarter of the last fiscal year. Operating income increased 78.3% for the first quarter ended June 30, 1999 to $428K compared to $240K for the corresponding quarter in the previous year. Net income for the first quarter, ended June 30, 1999, was $386K, up 145.9% compared to net income of $157K for the first quarter ended June 30, 1998. Basic earnings per share were $0.12 for the first quarter ended June 30, 1999, an increase of 130.8% compared to earnings of $0.052 in the first quarter ended June 30, 1998.

Mr. Anthony So, Chairman and Chief Executive Officer of the Company, stated "I am pleased to report that the Company has rebounded from the bottom as a result of applying "Just In Time" inventory control procedures in the manufacturing process, the tight control of expenditures, the launch of new products and an increased customer base. We are optimistic that we will be able to continue to secure additional new contracts for both our old and new product lines, including our new glass body scales, kitchen scales, pocket scales and laboratory scales. Also, we are close to finalizing contract negotiations with several customers."

Mr. So added, "Today, Bonso is aggressively pursuing opportunities to enhance value in the Company. For example, Bonso has developed a unique bathroom scale that offers significant value advantages to its OEM customers. Further, the Company is in discussions with a number of significant scale companies that have expressed interest in this product. We are very excited about this opportunity, because we believe it represents a significant market opportunity."

Bonso Electronics designs, develops, manufactures and sells a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products. The Company manufactures all of its products in the People's Republic of China. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health products include electronic thermometers and blood pressure meters.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements which are not historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

                                       ###
FINANCIAL HIGHLIGHTS--TO FOLLOW


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

              BONSO ELECTRONICS INTERNATIONAL INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                      (Expressed in United States Dollars)

                                                       June 30          March 31
                                                         1999             1999
                                                         ----             ----
                                                      (Unaudited)       (Audited)
ASSETS
Current Assets:
     Cash and cash equivalents                        $    326,851    $    271,447
     Restricted cash deposits                            1,025,153       1,011,688
     Trade receivables, net                                540,997         362,236
     Inventories, net                                    3,979,103       4,697,928
     Notes receivable                                      188,100         690,449
     Deferred income tax assets - current                   31,251          31,251
     Other receivables, deposits and prepayments           290,801         243,231
                                                      ------------    ------------

         Total current assets                         $  6,382,256    $  7,308,230

Deferred income tax assets - non current                    93,017          81,223

Net property, plant and equipment                       11,778,080      11,270,831
                                                      ------------    ------------

Total assets                                          $ 18,253,353    $ 18,660,284
                                                      ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Bank overdrafts                                  $    119,820    $    643,278
     Notes payable                                         956,462         581,349
     Accounts payable                                    1,079,383       1,135,910
     Accrued charges and deposits                          681,815         516,458
     Income taxes payable                                   23,402          11,667
     Short-term loans                                         --           720,129
     Current portion of long-term debt and
       capital lease obligations                           198,422         383,409
                                                      ------------    ------------

         Total Current Liabilities                    $  3,059,304    $  3,992,200

Long-term debt and capital lease obligations, net
  of current maturities                                    179,487          42,397

Shareholders' equity
     Common stock, par value $0.003 per share,
       - authorized shares - 23,333,334,
       - issued and  outstanding shares - 2,919,159          8,753           8,753
     Additional paid-in capital                          8,935,705       8,935,705
     Promissory note receivable from shareholder        (1,430,000)     (1,430,000)
     Common stock subscribed                             1,350,000       1,350,000
     Retained earnings                                   5,911,728       5,525,958
     Accumulated other comprehensive income                238,376         235,271
                                                      ------------    ------------

                                                      $ 15,014,562    $ 14,625,687
                                                      ------------    ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 18,253,353    $ 18,660,284
                                                      ============    ============


             BONSO ELECTRONICS INTERNATIONAL, INC. AND SUBSIDIARIES
                          CONSOLIDATED INCOME STATEMENT
                         (In Thousands of U.S. Dollars)
                                    Unaudited

                                                        Three months ended
                                                              June 30
                                                   ----------------------------
                                                       1999             1998
                                                       ----             ----

Sales                                              $     4,340      $     4,226
Cost of Sales                                           (2,994)          (3,119)
                                                   -----------      -----------
Gross Profits                                            1,346            1,107

Operating Expenses
  Selling expenses                                          52               52
  Salaries and related costs                               495              470
  Research and development expenses                          7                6
  Administration and general expenses                      364              339
                                                   -----------      -----------
Income from Operations                                     428              240

Other income                                                30               30

Foreign exchange (losses)/gains                             (7)              22

Interest expenses                                          (65)            (135)

Net income                                                 386              157

Per share amounts (in dollars):
  Earnings per share
     Basic                                         $      0.12      $     0.052
     Diluted                                       $      0.12      $     0.047

Weighted average shares outstanding                  3,119,159        3,033,904

Incremental shares from assumed
   Exercise of warrants and stock options              141,408          280,156

Adjusted weighted average shares                     3,260,567        3,314,060

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      BONSO ELECTRONICS INTERNATIONAL INC.
                                      (Registrant)



Date: August 3, 1999                  By: /s/ Henry F. Schlueter
      --------------                     ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary